Oncolytics Biotech Inc.

4350 Executive Drive, Suite 325

San Diego, California 92121

April 8, 2026

Via EDGAR

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolytics Biotech Inc.

Withdrawal of Post-Effective Amendments to Registration Statements on Form F-10

To Whom It May Concern:

Pursuant to Rule 477(a) of the U.S. Securities Act of 1933, as amended, Oncolytics Biotech Inc. (the “Company”) hereby requests the withdrawal of (i) Post-Effective Amendment No. 1 to each of the Company’s registration statements on Form F-10 (File Nos. 333-140460, 333-140529, 333-151513, 333-167250, 333-182260, 333-197633, 333-224432, 333-239025, 333-265510, and 333-281009) (collectively, the “Registration Statements”), filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on April 1, 2026 (Accession Nos. 0001104659-26-038088, 0001104659-26-038089, 0001104659-26-038090, 0001104659-26-038091, 0001104659-26-038093, 0001104659-26-038094, 0001104659-26-038095, 0001104659-26-038097, 0001104659-26-038098, and 0001104659-26-038099) and (ii) Post-Effective Amendment No. 2 to each of the Registration Statements, filed by the Company with the Commission on April 6, 2026 (Accession Nos. 0001104659-26-040020, 0001104659-26-040021, 0001104659-26-040022, 0001104659-26-040023, 0001104659-26-040024, 0001104659-26-040025, 0001104659-26-040026, 0001104659-26-040027, 0001104659-26-040028, and 0001104659-26-040029) (together, the “Post-Effective Amendments”).

The Company is requesting withdrawal of the Post-Effective Amendments in order to file a replacement post-effective amendment reflecting a revised proposed effective time and date pursuant to Rule 467(b). No securities were sold pursuant to the Post-Effective Amendments.

Please direct any questions or comments concerning this request to the Company’s counsel, Latham & Watkins LLP, by calling Christopher J. Clark at (202) 637-2374.

Sincerely,

ONCOLYTICS BIOTECH INC.

/s/ Kirk Look
Kirk Look
Chief Financial Officer

cc:	Jared Kelly, Chief Executive Officer, Oncolytics Biotech Inc.

Christopher J. Clark, Latham & Watkins LLP